US FUEL CORPORATION

277 WHITE HORSE PIKE #200

ATCO, NEW JERSEY 08004

Tel:  (856) 753-1046

                                                                                                                                                June 17, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	US Fuel Corporation

Registration Statement on Form 10-12G

Filed May 1, 2014

File No. 000-31959

Dear Mr. Schwall,

This letter is provided in response to the oral comment we received on June 17, 2014, from your office regarding the above-referenced Registration Statement on Form 10-12G that US Fuel Corporation (the “Company”) filed on May 1, 2014, as amended on May 22, 2014 and June 9, 2014 (the "Form 10"). Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

We hereby undertake to include the disclosure contemplated in response to comment #6 contained in your letter dated May 13, 2014 in our future filings.

Additionally, we hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission") accelerate the effectiveness of the Form 10 and permit it to become effective at 4:00 p.m. (Eastern Time) on June 19, 2014, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form 10 effective, it does not foreclose the Commission from taking any action with respect to the Form 10;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form 10 effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Form 10; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (609)-304-0123 or Rachael Schmierer of Hunter Taubman Weiss at (917)-512-0828 with any questions with respect to this request.

Thank you for your attention to this matter.

Sincerely,
US Fuel Corporation

/s/ Harry Bagot
Harry Bagot
Chief Executive Officer

cc:	Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036